April 6, 2007

Mr. Tim Buchmiller	Vincent P. Pangrazio
Division of Corporation Finance
Securities and Exchange Commission	T: (650) 843-5117
Mail Stop 6010	vpangrazio@cooley.com
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cavium Networks, Inc. Amendment No. 3 to Registration Statement Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”). The Amendment is being filed with the Securities and Exchange Commission for the purpose of filing certain exhibits to the Registration Statement. The Amendment does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly such prospectus has not been included therein.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
 Arthur D. Chadwick, Cavium Networks, Inc.
 Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
 Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP
Five Palo Alto Square 3000 El Camino Real Palo Alto CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com